Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-269752 and No. 333-261323) and Form S-8 (No. 333-262324, No. 333-271252, No. 333-271253 and No 333-277759) of Navitas Semiconductor Corporation (the “Company”), of our reports dated March 6, 2024, except for the effect of the material weaknesses described in our reports, as to which the date is July 23, 2024, relating to the consolidated financial statements of the Company as of and for the year ended December 31, 2023, and the effectiveness of internal control over financial reporting of the Company as of December 31, 2023 (which report expresses an adverse opinion due to material weaknesses), appearing in this Annual Report on Form 10-K/A of the Company for the year ended December 31, 2023.
/s/ Moss Adams LLP
Los Angeles, CA
July 23, 2024